UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8, as amended (File Number 333-256316) and Form F-3, as amended (File Number 333-286101) of the Company (including any prospectuses forming a part of such registration statements), hereby amending them, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Oatly Group AB

Interim condensed consolidated financial statements

For the three and nine months ended September 30, 2025

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except share and per share and ADS data)	Note	2025	2024	2025	2024
Revenue	5	222,796	208,000	628,680	609,350
Cost of goods sold		(156,449)	(145,979)	(432,378)	(434,475)
Gross profit		66,347	62,021	196,302	174,875
Research and development expenses		(4,524)	(10,867)	(13,520)	(26,407)
Selling, general and administrative expenses		(75,146)	(79,743)	(236,755)	(242,746)
Other operating income and (expenses), net		(3,601)	(368)	(3,658)	(2,171)
Operating loss		(16,924)	(28,957)	(57,631)	(96,449)
Finance income and (expenses), net	7	(47,557)	(4,284)	(70,062)	(11,272)
Loss before tax		(64,481)	(33,241)	(127,693)	(107,721)
Income tax expense	8	(923)	(1,389)	(6,188)	(3,194)
Loss for the period		(65,404)	(34,630)	(133,881)	(110,915)
Attributable to:
Shareholders of the parent		(65,287)	(34,560)	(133,628)	(110,743)
Non-controlling interests		(117)	(70)	(253)	(172)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	24	(0.11)	(0.06)	(0.22)	(0.19)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	24	(2.15)	(1.16)	(4.44)	(3.71)
Weighted average common shares outstanding:
Basic and diluted	24	606,332,281	597,968,449	602,057,593	596,434,390

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Loss for the period	(65,404)	(34,630)	(133,881)	(110,915)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	1,733	16,706	53,760	(3,754)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	(16,355)	—	(16,355)	—
Total comprehensive (loss)/income for the period	(14,622)	16,706	37,405	(3,754)
Total comprehensive loss for the period	(80,026)	(17,924)	(96,476)	(114,669)
Attributable to:
Shareholders of the parent	(79,918)	(17,884)	(96,236)	(114,511)
Non-controlling interests	(108)	(40)	(240)	(158)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(Unaudited)	Note	September 30, 2025	December 31, 2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	9	134,432	116,208
Property, plant and equipment	10	298,939	294,199
Right-of-use assets	11	41,124	45,555
Other non-current receivables	12,13	42,138	44,331
Deferred tax assets	8	4,562	4,561
Total non-current assets		521,195	504,854
Current assets
Inventories	14	63,810	65,602
Trade receivables	15	95,717	103,366
Current tax assets		5,334	6,095
Other current receivables	16	20,410	15,738
Prepaid expenses		14,260	9,402
Cash and cash equivalents	17	58,903	98,923
Total current assets		258,434	299,126
TOTAL ASSETS		779,629	803,980
EQUITY AND LIABILITIES
Equity	18
Share capital		107	106
Treasury shares		(0)	(0)
Other contributed capital		1,628,156	1,628,045
Other reserves		(236,768)	(274,160)
Accumulated deficit		(1,372,806)	(1,249,303)
Equity attributable to shareholders of the parent		18,689	104,688
Non-controlling interests		1,195	1,435
Total equity		19,884	106,123
Liabilities
Non-current liabilities
Lease liabilities	11	27,033	31,724
Liabilities to credit institutions	19	116,312	116,216
Provisions	20	5,962	14,857
Total non-current liabilities		149,307	162,797
Current liabilities
Lease liabilities	11	12,862	13,359
Convertible Notes	13,21	386,783	324,395
Liabilities to credit institutions	19	4,586	5,757
Trade payables		70,862	60,152
Current tax liabilities		730	1,476
Other current liabilities		8,262	7,998
Accrued expenses	22	109,332	103,719
Provisions	20	17,021	18,204
Total current liabilities		610,438	535,060
Total liabilities		759,745	697,857
TOTAL EQUITY AND LIABILITIES		779,629	803,980

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2024	18	106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the period		—	—	—	—	(12,430)	(12,430)	(101)	(12,531)
Other comprehensive income		—	—	—	24,695	—	24,695	2	24,697
Total comprehensive income for the period		—	—	—	24,695	(12,430)	12,265	(99)	12,166
Share-based compensation	6	—	—	—	—	3,592	3,592	—	3,592
Balance at March 31, 2025		106	(0)	1,628,045	(249,465)	(1,258,141)	120,545	1,336	121,881
Loss for the period		—	—	—	—	(55,911)	(55,911)	(35)	(55,946)
Other comprehensive income		—	—	—	27,328	—	27,328	2	27,330
Total comprehensive loss for the period		—	—	—	27,328	(55,911)	(28,583)	(33)	(28,616)
Issue of shares		1	(0)	—	—	—	1	—	1
Share-based compensation	6	—	—	—	—	3,453	3,453	—	3,453
Balance at June 30, 2025		107	(0)	1,628,045	(222,137)	(1,310,599)	95,416	1,303	96,719
Loss for the period		—	—	—	—	(65,287)	(65,287)	(117)	(65,404)
Other comprehensive loss		—	—	—	(14,631)	—	(14,631)	9	(14,622)
Total comprehensive loss for the period		—	—	—	(14,631)	(65,287)	(79,918)	(108)	(80,026)
Share-based compensation	6	—	—	—	—	3,080	3,080	—	3,080
Exercise of stock options	6	—	0	111	—	—	111	—	111
Balance at September 30, 2025		107	(0)	1,628,156	(236,768)	(1,372,806)	18,689	1,195	19,884

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2023	18	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the period		—	—	—	—	(45,799)	(45,799)	(45)	(45,844)
Other comprehensive loss		—	—	—	(19,223)	—	(19,223)	(9)	(19,232)
Total comprehensive loss for the period		—	—	—	(19,223)	(45,799)	(65,022)	(54)	(65,076)
Share-based compensation	6	—	—	—	—	2,615	2,615	—	2,615
Balance at March 31, 2024		105	(0)	1,628,045	(252,427)	(1,104,136)	271,587	1,733	273,320
Loss for the period		—	—	—	—	(30,384)	(30,384)	(57)	(30,441)
Other comprehensive loss		—	—	—	(1,221)	—	(1,221)	(7)	(1,228)
Total comprehensive loss for the period		—	—	—	(1,221)	(30,384)	(31,605)	(64)	(31,669)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	6	—	—	—	—	4,179	4,179	—	4,179
Balance at June 30, 2024		106	(0)	1,628,045	(253,648)	(1,130,341)	244,162	1,669	245,831
Loss for the period		—	—	—	—	(34,560)	(34,560)	(70)	(34,630)
Other comprehensive income		—	—	—	16,676	—	16,676	30	16,706
Total comprehensive (loss)/income for the period		—	—	—	16,676	(34,560)	(17,884)	(40)	(17,924)
Share-based compensation	6	—	—	—	—	3,301	3,301	—	3,301
Balance at September 30, 2024		106	(0)	1,628,045	(236,972)	(1,161,600)	229,579	1,629	231,208

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		Nine months ended September 30,
(in thousands of U.S. dollars)	Note	2025	2024
Operating activities
Net loss		(133,881)	(110,915)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	35,735	38,034
—Write-downs of inventories	14	5,705	1,558
—Impairment (gain)/loss on trade receivables	15	(21)	94
—Share-based compensation	6	10,125	10,095
—Movements in provisions	20	(11,902)	(37,520)
—Finance (income) and expenses, net	7	70,062	11,272
—Income tax expense	8	6,188	3,194
—Impairment reversal related to discontinued construction of production facilities		—	1,747
—Other		(187)	1,307
Interest received		1,226	6,791
Interest paid		(17,807)	(18,767)
Income tax paid		(2,348)	(5,325)
Changes in working capital:
—Increase in inventories	14	(1)	(15,110)
—Decrease in trade receivables, other current receivables, prepaid expenses	15,16	10,740	23,164
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses	22	9,007	(13,811)
Net cash flows used in operating activities		(17,359)	(104,192)
Investing activities
Purchase of intangible assets	9	(1,707)	(1,439)
Purchase of property, plant and equipment	10	(12,068)	(27,483)
Proceeds from sale of property, plant and equipment		374	24,405
Other		415	774
Net cash flows used in investing activities		(12,986)	(3,743)
Financing activities
Repayment of liabilities to credit institutions	19	(2,006)	(2,012)
Payment of loan transaction costs	7	(1,020)	(4,965)
Repayment of lease liabilities	11	(9,369)	(17,246)
Proceeds from exercise of warrants	6	111	—
Cash flows used in financing activities		(12,284)	(24,223)
Net decrease in cash and cash equivalents		(42,629)	(132,158)
Cash and cash equivalents at the beginning of the period		98,923	249,299
Exchange rate differences in cash and cash equivalents		2,609	2,192
Cash and cash equivalents at the end of the period	17	58,903	119,333

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(unaudited)

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three and nine months ended September 30, 2025 and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All numbers in these interim condensed consolidated financial statements, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, reflect an ADS to ordinary share ratio of 1:20 (unless the context clearly indicates otherwise).

New and amended standards and interpretations issued but not yet adopted

There are no IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”) that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions, other than those included in the 2024 Annual Report.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China and the rest of the Asia business compared to the remaining quarterly periods of the year.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5. Segment information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	123,267	62,096	37,433	—	—	222,796
Intersegment revenue	130	—	—	—	(130)	—
Total segment revenue	123,397	62,096	37,433	—	(130)	222,796
Adjusted EBITDA	21,876	(1,270)	1,586	(19,076)	—	3,116
Share-based compensation expense	(504)	(318)	(494)	(1,764)	—	(3,080)
Restructuring costs(1)	(239)	(298)	—	(513)	—	(1,050)
Strategic review of Greater China business(2)	—	—	(3,533)	—	—	(3,533)
Non-controlling interests	—	—	(117)	—	—	(117)
EBITDA	21,133	(1,886)	(2,558)	(21,353)	—	(4,664)
Finance income and (expenses), net	—	—	—	—	—	(47,557)
Depreciation and amortization	—	—	—	—	—	(12,260)
Loss before tax	—	—	—	—	—	(64,481)

Three months ended September 30, 2024	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	109,853	69,073	29,074	—	—	208,000
Intersegment revenue	1,325	—	—	—	(1,325)	—
Total segment revenue	111,178	69,073	29,074	—	(1,325)	208,000
Adjusted EBITDA	12,414	3,271	1,622	(22,352)	—	(5,045)
Share-based compensation expense	(800)	(141)	(411)	(1,949)	—	(3,301)
Restructuring costs(1)	(35)	(97)	—	(808)	—	(940)
New product launch issue(5)	—	(6,888)	—	—	—	(6,888)
Non-controlling interests	—	—	(70)	—	—	(70)
EBITDA	11,579	(3,855)	1,141	(25,109)	—	(16,244)
Finance income and (expenses), net	—	—	—	—	—	(4,284)
Depreciation and amortization	—	—	—	—	—	(12,713)
Loss before tax	—	—	—	—	—	(33,241)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Nine months ended September 30, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	349,125	185,167	94,388	—	—	628,680
Intersegment revenue	1,274	—	—	—	(1,274)	—
Total segment revenue	350,399	185,167	94,388	—	(1,274)	628,680
Adjusted EBITDA	61,673	(2,510)	2,568	(65,909)	—	(4,178)
Share-based compensation expense	(1,487)	(1,004)	(1,217)	(6,417)	—	(10,125)
Restructuring costs(1)	(710)	(1,551)	(42)	(972)	—	(3,275)
Strategic review of Greater China business(2)	—	—	(4,911)	—	—	(4,911)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(253)	—	—	(253)
EBITDA	60,322	(5,065)	(3,855)	(73,298)	—	(21,896)
Finance income and (expenses), net	—	—	—	—	—	(70,062)
Depreciation and amortization	—	—	—	—	—	(35,735)
Loss before tax	—	—	—	—	—	(127,693)

Nine months ended September 30, 2024	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	325,801	203,859	79,690	—	—	609,350
Intersegment revenue	5,103	—	—	—	(5,103)	—
Total segment revenue	330,904	203,859	79,690	—	(5,103)	609,350
Adjusted EBITDA	39,548	4,049	(2,234)	(70,609)	—	(29,246)
Share-based compensation expense	(1,679)	886	(1,590)	(7,712)	—	(10,095)
Restructuring costs(1)	(890)	(866)	(1,940)	(879)	—	(4,575)
Discontinued construction of production facilities(4)	(2,923)	1,161	—	—	—	(1,762)
New product launch issue(5)	—	(12,565)	—	—	—	(12,565)
Non-controlling interests	—	—	(172)	—	—	(172)
EBITDA	34,056	(7,335)	(5,936)	(79,200)	—	(58,415)
Finance income and (expenses), net	—	—	—	—	—	(11,272)
Depreciation and amortization	—	—	—	—	—	(38,034)
Loss before tax	—	—	—	—	—	(107,721)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

(4) Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

(5) Expenses related to a new product launch issue.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	September 30, 2025	December 31, 2024
Sweden	127,600	114,764
China	95,063	103,791
US	82,607	88,983
The Netherlands	33,178	29,349
Other	1,615	2,867
Total	340,063	339,754

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
US	60,662	67,850	181,008	200,332
UK	34,518	33,175	103,119	101,769
Germany	35,325	31,049	95,128	90,188
China	37,133	28,919	93,367	78,972
Sweden	12,824	11,985	36,043	35,292
The Netherlands	7,407	6,417	21,316	19,940
Finland	4,915	5,363	14,050	15,769
Other	30,012	23,242	84,649	67,088
Total	222,796	208,000	628,680	609,350

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended September 30, 2025	Europe & International	North America	Greater China	Total
Retail	97,502	37,579	9,786	144,867
Foodservice	25,143	24,209	24,743	74,095
Other	622	308	2,904	3,834
Total	123,267	62,096	37,433	222,796

Three months ended September 30, 2024	Europe & International	North America	Greater China	Total
Retail	89,684	36,252	3,042	128,978
Foodservice	19,639	31,178	20,924	71,741
Other	530	1,643	5,108	7,281
Total	109,853	69,073	29,074	208,000

Nine months ended September 30, 2025	Europe & International	North America	Greater China	Total
Retail	276,536	110,822	20,076	407,434
Foodservice	70,228	73,322	64,368	207,918
Other	2,361	1,023	9,944	13,328
Total	349,125	185,167	94,388	628,680

Nine months ended September 30, 2024	Europe & International	North America	Greater China	Total
Retail	264,560	107,317	8,472	380,349
Foodservice	59,659	91,464	56,447	207,570
Other	1,582	5,078	14,771	21,431
Total	325,801	203,859	79,690	609,350

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 7% and 10% in the nine months ended September 30, 2025 and 2024, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for 90% and 89% of the Group’s revenue in the nine months ended September 30, 2025 and 2024, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and RSUs. To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 18 Equity.

During the nine months ended September 30, 2025, the Company, under the 2021 Plan, granted 1,330,234 RSUs, of which 352,857 were granted to members of key management, including the Executive Officers, and the Board of Directors. 391,148 RSUs vested during the period, of which 154,966 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2024	820,170	26.00
Granted during the period	1,330,234	11.10
Forfeited during the period	(74,416)	20.13
Vested during the period	(391,148)	29.15
As of September 30, 2025	1,684,840	13.74

During the nine months ended September 30, 2025, the Company, under the 2021 Plan, granted no new stock options. 196,628 stock options vested during the period, of which 100,326 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2024	580,314	26.40
Forfeited during the period	(56,721)	22.59
Exercised during the period	(7,291)	15.22
Expired during the period	(37,471)	31.45
As of September 30, 2025	478,831	26.65
Vested and exercisable as of September 30, 2025	204,019	32.43

The weighted-average ADS price at exercise for options exercised during the nine months ended September 30, 2025 was $18.08.

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date, $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

Share-based compensation expense was $3.1 million for the three months ended September 30, 2025 (2024: $3.3 million) and $10.1 million for the nine months ended September 30, 2025 (2024: $10.1 million).

Note 7. Finance income and expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest income	987	1,937	3,366	8,312
Other financial income	—	108	155	312
Net foreign exchange difference	526	4,541	(5,039)	6,125
Interest expenses on lease liabilities	(725)	(915)	(2,219)	(3,924)
Interest expenses on Convertible Notes	(9,286)	(8,482)	(27,378)	(25,011)
Interest expenses on liabilities to credit institutions	(6,217)	(5,811)	(17,460)	(17,966)
Fair value changes on derivatives	114	(805)	(85)	(1,550)
Fair value changes on Convertible Notes	(32,161)	5,338	(18,655)	28,348
Other financial expenses	(795)	(195)	(2,747)	(5,918)
Total finance income and expenses, net	(47,557)	(4,284)	(70,062)	(11,272)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 13 Fair value of financial instruments and Note 21 Convertible Notes.

Other financial expenses for the nine months ended September 30, 2025 and nine months ended September 30, 2024 mainly consists of $1.0 million and $5.0 million, respectively, in transaction costs relating to amendments in the Group’s financing arrangements.

See Note 19 Liabilities to credit institutions for further details on the Group’s credit facilities.

Note 8. Income tax

Total tax expense for the three and nine months ended September 30, 2025 was $0.9 million and $6.2 million, respectively. Total tax expense for the three and nine months ended September 30, 2024 was $1.4 million and $3.2 million, respectively. The effective tax rate for the three and nine months ended September 30, 2025 was 1.4% and 4.8% respectively. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for three and nine months ended September 30, 2024 was 4.2% and 3.0% respectively, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

The Group is, as of January 1, 2025 in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2025. The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Sweden. Although no material exposure arising from Pillar Two has been identified to date, material Pillar Two impacts to the Group’s tax expense remain possible.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the P2 Rules. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9. Intangible assets

A summary of the intangible assets as at September 30, 2025 and December 31, 2024 is as follows:

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Additions	—	4	993	620	1,617
Reclassification	—	—	(20)	20	—
Exchange differences	18,003	2,459	1,238	205	21,905
At September 30, 2025	125,244	17,136	10,228	2,058	154,666
Accumulated amortization
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Amortization charge	—	(1,788)	(932)	—	(2,720)
Exchange differences	—	(1,793)	(785)	—	(2,578)
At September 30, 2025	—	(13,664)	(6,570)	—	(20,234)
Cost, net accumulated amortization
At December 31, 2024	107,241	4,590	3,164	1,213	116,208
At September 30, 2025	125,244	3,472	3,658	2,058	134,432

Amortization expense for the three months ended September 30, 2025 was $0.6 million (2024: $1.1 million). Amortization expense for the nine months ended September 30, 2025 was $2.7 million (2024: $3.1 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at September 30, 2025 and December 31, 2024 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2024	104,811	286,153	54,315	445,279
Additions	1	2,529	5,788	8,318
Disposals(1)	(6,826)	(25,769)	(426)	(33,021)
Reclassifications	2,050	13,918	(15,968)	—
Exchange differences	9,470	16,778	5,074	31,322
At September 30, 2025	109,506	293,609	48,783	451,898
Accumulated depreciation and impairment
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Depreciation charge	(4,853)	(19,664)	—	(24,517)
Disposals(1)	6,826	25,277	426	32,529
Exchange differences	(2,400)	(7,082)	(409)	(9,891)
At September 30, 2025	(23,803)	(110,994)	(18,162)	(152,959)
Cost, net accumulated depreciation and impairment
At December 31, 2024	81,435	176,628	36,136	294,199
At September 30, 2025	85,703	182,615	30,621	298,939

(1) Relates primarily to disposed assets due to the closure of the Group’s production facility in Singapore.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Depreciation expense for the three months ended September 30, 2025 was $8.7 million (2024: $8.6 million). Depreciation expense for the nine months ended September 30, 2025 was $24.5 million (2024: $26.0 million).

Note 11. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2024	56,089	28,178	84,267
Increases	1,063	240	1,303
Decreases(1)	(5,427)	(2,506)	(7,933)
Exchange differences	3,177	2,109	5,286
At September 30, 2025	54,902	28,021	82,923
Accumulated depreciation
At December 31, 2024	(24,917)	(13,795)	(38,712)
Depreciation	(5,481)	(3,017)	(8,498)
Decreases(1)	5,544	2,549	8,093
Exchange differences	(1,357)	(1,325)	(2,682)
At September 30, 2025	(26,211)	(15,588)	(41,799)
Cost, net accumulated depreciation
At December 31, 2024	31,172	14,383	45,555
At September 30, 2025	28,691	12,433	41,124

(1) Decreases in Land and buildings relate primarily to cancelled and returned land lease due to the discontinued construction of the production facility in China (Asia III).

Depreciation expense for the three months ended September 30, 2025 was $2.9 million (2024: $3.0 million). Depreciation expense for the nine months ended September 30, 2025 was $8.5 million (2024: $8.9 million)

Below is the maturity analysis of lease liabilities:

Lease liabilities	September 30, 2025
Maturity Analysis
Less than 3 months	3,317
Between 3 months and 1 year	9,950
Between 1 and 2 years	11,131
Between 2 and 5 years	13,817
After 5 years	12,619
Total lease commitments	50,834
Impact of discounting remaining lease payments	(10,939)
Total lease liabilities at September 30, 2025	39,895
Lease liabilities included in the condensed consolidated statement of financial position at September 30, 2025
Non-current	27,033
Current	12,862
Total	39,895

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group has the following lease agreements, which had not commenced as of September 30, 2025, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

Note 12. Other non-current receivables

	September 30, 2025	December 31, 2024
Promissory note	27,194	24,867
Long-term prepaid expenses	13,772	14,634
Deposits	1,046	1,024
Derivatives	—	125
Other receivables	126	3,681
Total	42,138	44,331

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Recurring fair value measurements at September 30, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other current receivables)	—	61	—
Total financial assets	—	61	—
Financial liabilities
Convertible Notes	—	—	386,783
Total financial liabilities	—	—	386,783

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

There were no transfers between the levels during the nine months ended September 30, 2025 and the year ended December 31, 2024.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1, 2023 until September 30, 2025. See Note 12 Other non-current receivables.

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value. See Note 19 Liabilities to credit institutions.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	46,033
Change in fair value recognized in consolidated statement of other comprehensive loss	16,355
At September 30, 2025	386,783

	September 30, 2025	December 31, 2024
Carrying amount	386,783	324,395
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(160,059)	(222,447)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of September 30, 2025:

	September 30, 2025	December 31, 2024
Conversion price per ADS ($)(1)	27.2-28.2	27.2-37.8
ADS price at valuation date ($)	16.20	13.26
Expected price volatility of the Company ADS (%)	60.00	70.00
Risk-free interest rate (%)	3.61	4.30
Market interest rate (%)	17.80	20.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes , see Note 21 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	September 30, 2025	December 31, 2024
ADS price decrease 30%	362,920	303,849
ADS price increase 30%	414,280	346,372
Volatility decrease 10 percentage points	381,591	319,311
Volatility increase 10 percentage points	389,533	329,108
Risk-free interest rate decrease 1 percentage point	385,809	323,810
Risk-free interest rate increase 1 percentage point	387,724	324,954
Market interest rate decrease 1 percentage point	395,380	333,154
Market interest rate increase 1 percentage point	378,469	315,973

For further information on the Convertible Notes, see Note 21 Convertible Notes.

Note 14. Inventories

	September 30, 2025	December 31, 2024
Raw materials and consumables	12,194	12,565
Finished goods	51,616	53,037
Total	63,810	65,602

Inventories recognized as an expense for the three months ended September 30, 2025 amounted to $147.9 million (2024: $137.8 million). Inventories recognized as an expense for the nine months ended September 30, 2025 amounted to $408.7 million (2024: $410.8 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended September 30, 2025 amounted to $1.3 million (2024: $1.1 million). Write-downs of inventories to net realizable value for the nine months ended September 30, 2025 amounted to $5.7 million (2024: $1.6 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade receivables

	September 30, 2025	December 31, 2024
Trade receivables	96,070	104,144
Less: allowance for expected credit losses	(353)	(778)
Trade receivables—net	95,717	103,366

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	September 30, 2025	December 31, 2024
EUR	27,458	31,660
GBP	20,350	19,670
USD	19,714	29,931
CNY	16,854	13,616
SEK	4,130	2,701
Other	7,211	5,788
Total	95,717	103,366

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other current receivables

	September 30, 2025	December 31, 2024
Value added tax	5,807	6,169
Advance payments to vendors	6,125	1,158
Short-term derivatives	61	—
Other	8,417	8,411
Total	20,410	15,738

Note 17. Cash and cash equivalents

	September 30, 2025	December 31, 2024
Short-term deposits	—	40,000
Cash at bank and on hand	58,903	58,923
Total	58,903	98,923

In 2024, short-term deposits were time deposits and structured deposits, with maturities of one to three months.

Note 18. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2025, the Company exercised 8,452,360 warrants (May 2024: 3,667,255 warrants, May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of September 30, 2025 and December 31, 2024, there were 53,844,736 and 62,297,096 warrants outstanding, respectively.

Upon exercise of the warrants in May 2025, 8,452,360 ordinary shares were allotted and issued. During the nine months ended September 30, 2025, the equivalent of 7,968,780 ordinary shares have been delivered to participants under the 2021 Incentive Award Plan in the form of ADSs. The remaining balance is held as treasury shares to enable the Company’s timely delivery of ordinary shares upon the exercise of outstanding stock options and to meet future vesting of the RSUs.

During the nine months ended September 30, 2025, 4,480 treasury shares were sold to cover fees in connection with the ADS Ratio Change.

As of September 30, 2025 and December 31, 2024, 606,533,100 and 598,559,840 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 895,680 and 416,580 treasury shares as of September 30, 2025 and December 31, 2024, respectively.

Other contributed capital

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As of September 30, 2025 and December 31, 2024 other contributed capital of $1,628.2 million and $1,628.0 million, respectively, consists of share premium, shareholders contribution and proceeds from warrant issues and exercise of stock options.

Other reserves

As of September 30, 2025 other reserves of $(236.8) million consists of fair value reserve of $(89.0) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(147.8) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2024 other reserves of $(274.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(201.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of September 30, 2025 and December 31, 2024, accumulated deficit of $(1,372.8) million and $(1,249.3) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of September 30, 2025 and December 31, 2024, non-controlling interests amounted to $1.2 million and $1.4 million, respectively.

Note 19. Liabilities to credit institutions

	September 30, 2025	December 31, 2024
Non-current liabilities to credit institutions	116,312	116,216
Current liabilities to credit institutions	4,586	5,757
Total	120,898	121,973

As of September 30, 2025 and December 31, 2024, the Liabilities to credit institutions balance amounted to $120.9 million and $122.0 million, respectively, and was related to outstanding amounts under the TLB Credit Agreement (as defined below) and the EIF Facility (as defined below).

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. As of September 30, 2025 and December 31, 2024, the Group had €0.3 million (equivalent of $0.4 million) and €1.3 million (equivalent of $1.3 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Prior Intercreditor

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Agreement. As of September 30, 2025 and December 31, 2024, the Group had $120.5 million and $120.7 million, respectively, outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Prior Intercreditor Agreement. As of September 30, 2025 and December 31, 2024, the Group had no utilized loan amounts under the amended SRCF Agreement.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 21 Convertible Notes for more information on the Company’s Convertible Notes.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, was increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement was reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended SRCF Agreement and TLB Credit Agreement impose limitations on drawdowns under the SRCF Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i) less than $0, $0 may be drawn; and

(ii) equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 11, 2025.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of September 30, 2025, the Group had no utilized loan amounts under the amended CMB Credit Facility.

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, and (iv) a distribution incurrence test which applies in respect of certain distributions by the Company to its shareholders.

On September 30, 2025, the Company entered into a SEK 750 million super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”). The SRCF Agreement was cancelled, terminated, and replaced by the SSRCF on October 3, 2025. The material terms of the SSRCF reflect, among other things, the following differences compared to the SRCF Agreement: (i) a committed tenor of two years and six months, with a 15 month uncommitted extension option, (ii) removal of EBITDA based draw-stop limitations, annual clean down requirement and minimum “Europe & International” EBITDA financial covenant, (iii) minimum liquidity financial covenant is reset and tested quarterly instead of continuously and ceases to apply following the third quarter of 2027, (iv) minimum EBITDA financial covenant ceases to apply following the third quarter of 2027 and (v) total net leverage ratio financial covenant applies beginning in the third quarter of 2027. The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions.

The debt under the Nordic Bonds and the SSRCF share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

The Company’s Convertible Notes (as defined below) are also subject to the New Intercreditor Agreement, on terms substantially similar to those that applied under the Prior Intercreditor Agreement.

For more information on the Group’s credit facilities, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

Currency risk (transaction risk)

The TLB Credit Agreement is denominated in USD and the borrower within the Group is Oatly AB with a functional currency of SEK. The Group is therefore exposed to currency risk SEK/USD and if the rate would increase/decrease by 10% the impact on loss before tax for the nine months ended September 30, 2025, would be $11.8 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the term loan that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). The effect from increase in basis points is limited due to the cap that economically hedges the TLB Credit

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Agreement. If variable interest increased by 300 basis points the impact on loss before tax for the nine months ended September 30, 2025, would be $0.6 million. If variable interest decreased by 300 basis points the impact on loss before tax for the nine months ended September 30, 2025, would be $1.4 million, taking into account the floor of 2.5% in the term loan.

Note 20. Provisions

Restructuring
At December 31, 2024	33,061
Charged to the consolidated statement of operations:
- Additional provisions recognized	3,276
- Unwinding of discount effect	450
- Reversal of non-utilized amounts	(1,666)
Amounts used during the year	(13,803)
Charged to other comprehensive loss:
- Exchange differences	1,665
At September 30, 2025	22,983
Non-current	5,962
Current	17,021

Restructuring

The restructuring provisions recorded in 2024 was principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The costs relating to the closure of the facility are expected to be paid throughout the coming 2 years. The Group also recorded provisions related to organizational restructuring. The main part of the organizational restructuring plan was drawn up and announced to the employees during 2024, with some additional parts being announced and recorded as expense during 2025.

During the nine months ended September 30, 2025, the Group had $7.1 million in cash outflows relating to organizational restructuring and $6.7 million in cash outflows relating to the closure of the production facility in Singapore.

Note 21. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, the Company completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 22. Accrued expenses

	September 30, 2025	December 31, 2024
Accrued variable consideration	31,063	24,549
Accrued personnel expenses	22,084	24,284
Accrued production expenses	12,894	12,701
Accrued logistic expenses	11,197	10,762
Accrued marketing and sales expenses	8,394	9,218
Other accrued expenses	23,700	22,205
Total	109,332	103,719

Note 23. Related party disclosures

Share-based compensation to related parties

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest, with a fair value of $174.0 million. As of September 30, 2025, the fair value of the outstanding Convertible Notes to related parties amounted to $189.7 million. The Convertible Notes were issued with the terms and conditions described in Note 21 Convertible Notes.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Loss for the year, attributable to the shareholders of the parent	(65,287)	(34,560)	(133,628)	(110,743)
Weighted average number of ordinary shares	606,332,281	597,968,449	602,057,593	596,434,390
Basic and diluted loss per share, U.S. $	(0.11)	(0.06)	(0.22)	(0.19)
Weighted average number of ADS (1 ADS representing 20 ordinary shares)(1)	30,316,614	29,898,422	30,102,880	29,821,720
Basic and diluted loss per ADS, U.S. $	(2.15)	(1.16)	(4.44)	(3.71)

(1) On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The weighted average number of ADSs has been calculated by dividing the weighted average number of shares by 20, even though the actual number of outstanding ADSs is lower since not all of the ordinary shares in the Company are represented by ADSs. For further details on the ADS Ratio Change, see Note 2 Summary of accounting policies.

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Restricted stock units representing ordinary shares	33,696,800	16,876,706	33,696,800	16,876,706
Stock options representing ordinary shares	9,576,620	11,710,676	9,576,620	11,710,676
Convertible Notes(1)	359,462,635	400,616,344	359,462,635	400,616,344

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs, and after considering the repurchases and cancellations of an aggregate amount of $42.9 million Convertible Notes that occurred on October 3, 2025. For further details on the Convertible Notes, the conversion price reset mechanism and the repurchases and cancellations see Note 21 Convertible Notes and Note 26 Events after the end of the reporting period.

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the nine months ended September 30, 2025, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $12.5 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

Note 26. Events after the end of the reporting period

On October 3, 2025, following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes, and pay related transaction costs. On the same date, the SRCF Agreement was cancelled, terminated, and replaced by the SSRCF, and the EIF Facility was prepaid in full. See Note 19 Liabilities to credit institutions and Note 21 Convertible Notes for more information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “project”, “should” “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2024 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials;
•
Our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits. If financial institutions where we hold deposits were to fail, we could be exposed to a potential loss of deposits, and our ability to raise capital may be impacted by these events;
•
The primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety, concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings;
•
Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We may not be able to compete successfully in our highly competitive markets;
•
Consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations;
•
We continue to pursue an asset-light business model, which means we will rely heavily on our co-manufacturing partners;
•
Our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy;
•
Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales;

•
We may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations;
•
If we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed;
•
If we fail to develop and maintain our brand, our business could suffer;
•
Failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
•
If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected;
•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
If we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected;
•
We have recently recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations;
•
We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
We rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Our customers generally are not obligated to continue purchasing products from us;
•
We may face difficulties as we expand our operations into countries in which we have no prior operating experience;
•
The international nature of our business subjects us to additional global economic and geopolitical risks;
•
The successful execution of the strategic review of the Company’s Greater China operations, the outcome of the strategic review and the market reaction thereto;
•
Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Our strategic reset in Asia may not be successful;
•
If we fail to comply with trade compliance and economic sanctions laws and regulations of the U.S., the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations;
•
Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business;
•
Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations;
•
Litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business;
•
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;
•
Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully;
•
If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed;

•
Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost;
•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints;
•
Global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war, could negatively impact our business, results of operations, and financial condition;
•
Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties;
•
Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
•
We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities;
•
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
The Company may be subject to securities litigation, which is expensive and could divert management attention;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
•
Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; and
•
Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic actions on Organizational Structure and Supply Chain

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs.

During the fourth quarter 2023, we decided to discontinue the construction of our production facilities in Peterborough, United Kingdom and Dallas-Fort Worth, Texas. During 2024, we completed substantially all of the activities relating to the exit of these two facilities. Also, in 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III.” For a further discussion on risks related to these discontinuations see Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Strategic Review of China Business

We continue our strategic review of our Greater China business announced last quarter.

There is no definitive timetable for completing the strategic review. We do not intend to provide further updates unless and until the Board of Directors have approved a specific course of action or determines that additional disclosure is appropriate or required. We caution that there can be no assurances that the process will result in any transaction or strategic change.

Impact of the Current Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment, including consumer spending, inflationary pressures, geopolitical tensions, tariffs and the current trade war, and foreign exchange impacts. We continue to maintain a global focus on the controllable aspects of the business, and will continue to actively monitor and respond accordingly to the macroeconomic environment.

For further information refer to Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the nine months ended September 30, 2025, on a consolidated level, oatmilk accounted for 90% of our revenue (2024: 89%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported revenue. These promotional activities impact our revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven revenue growth over prior periods and are expected to be key drivers of our revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Scale e-commerce capabilities by strategically partnering with leading third-party platforms.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit and gross margin have benefited, and we expect will continue to benefit, from the reduction in cost of goods sold driven by an increased focus on our asset-light supply chain strategy, improvements in our manufacturing operational performance, leveraging the cost of our fixed production costs, as well as a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers. Additionally, our gross margin has benefited, and we expect will continue to benefit, from an improved mix of products sold driven by the reduction or elimination of low-margin products and the growth or addition of higher-margin products.

Operating expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of impacts related to the strategic review of the Greater China segment, closure of production facility, discontinued construction of certain production facilities and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to amendments in our financing arrangements, interest expenses related to Convertible Notes and loans from credit institutions, interest expenses on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended September 30,				Nine months ended September 30,
	2025		2024		2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	222,796	100.0%	208,000	100.0%	628,680	100.0%	609,350	100.0%
Cost of goods sold	(156,449)	(70.2)%	(145,979)	(70.2)%	(432,378)	(68.8)%	(434,475)	(71.3)%
Gross profit	66,347	29.8%	62,021	29.8%	196,302	31.2%	174,875	28.7%
Research and development expenses	(4,524)	(2.0)%	(10,867)	(5.2)%	(13,520)	(2.2)%	(26,407)	(4.3)%
Selling, general and administrative expenses	(75,146)	(33.7)%	(79,743)	(38.3)%	(236,755)	(37.7)%	(242,746)	(39.8)%
Other operating income and (expenses), net	(3,601)	(1.6)%	(368)	(0.2)%	(3,658)	(0.6)%	(2,171)	(0.4)%
Operating loss	(16,924)	(7.6)%	(28,957)	(13.9)%	(57,631)	(9.2)%	(96,449)	(15.8)%
Finance income and (expenses), net	(47,557)	(21.3)%	(4,284)	(2.1)%	(70,062)	(11.1)%	(11,272)	(1.8)%
Loss before tax	(64,481)	(28.9)%	(33,241)	(16.0)%	(127,693)	(20.3)%	(107,721)	(17.7)%
Income tax expense	(923)	(0.4)%	(1,389)	(0.7)%	(6,188)	(1.0)%	(3,194)	(0.5)%
Loss for the period	(65,404)	(29.4)%	(34,630)	(16.6)%	(133,881)	(21.3)%	(110,915)	(18.2)%
Attributable to:
Shareholders of the parent	(65,287)	(29.3)%	(34,560)	(16.6)%	(133,628)	(21.3)%	(110,743)	(18.2)%
Non-controlling interests	(117)	(0.1)%	(70)	(0.0)%	(253)	(0.0)%	(172)	(0.0)%

For the three and nine months ended September 30, 2025

Revenue

Revenue increased $14.8 million, or 7.1%, to $222.8 million for the three months ended September 30, 2025, net of sales discounts, rebates and trade promotions, compared to $208.0 million for the three months ended September 30, 2024. Excluding a foreign currency exchange tailwind of $6.8 million, revenue for the third quarter was $216.0 million, or a increase of 3.8% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The growth in constant currency revenue was primarily driven by another quarter of consistent performance in Europe & International and by a strong quarter in Greater China, partially offset by decline in North America, driven mainly by reduction in revenue to the segment’s largest foodservice customer. Sold volume for the three months ended September 30, 2025 amounted to 150.6 million liters compared to 141.3 million liters for the three months ended September 30, 2024. Produced finished goods volume for the third quarter of 2025 amounted to 147.6 million liters compared to 148.0 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 12.3% for the three months ended September 30, 2025 compared to the prior year period. In the three months ended September 30, 2025 and 2024, the retail channel accounted for 65.0% and 62.0% of our revenue, respectively, the foodservice channel accounted for 33.3% and 34.5% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 1.7% and 3.5% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 55.3%, 27.9% and 16.8% of our total revenue in the three months ended September 30, 2025, respectively, as compared to 52.8%, 33.2% and 14.0% of our total revenue in the three months ended September 30, 2024, respectively.

Revenue increased $19.3 million, or 3.2%, to $628.7 million for the nine months ended September 30, 2025, net of sales discounts, rebates and trade promotions, compared to $609.4 million for the nine months ended September 30, 2024. Excluding a foreign currency exchange tailwind of $10.7 million, revenue was $618.0 million, or an increase of 1.4% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The revenue growth was primarily driven by volume growth across the Greater China and Europe & International segments, partially offset by volume decline in North America as well as price/mix declines in the Europe & International and Greater China segments. Sold volume for the nine months ended September 30, 2025 amounted to 435.5 million liters compared to 410.2 million liters for the nine months ended September 30, 2024. Produced finished goods volume for the nine months ended September 30, 2025 amounted to 433.4 million liters compared to 430.9 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 7.1% for the nine months ended September 30, 2025 compared to the prior year period. In the nine months ended September 30, 2025 and 2024, the retail channel accounted for 64.8% and 62.4% of our revenue, respectively, the foodservice channel accounted for 33.1% and 34.1% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 2.1% and 3.5% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 55.5%, 29.5% and 15.0% of our total revenue in the nine months ended September 30, 2025, respectively, as compared to 53.5%, 33.5% and 13.0% of our total revenue in the nine months ended September 30, 2024, respectively.

The increase in sold volume growth in Europe & International was driven by continued expansion in core markets, as well as incremental contributions from new markets. The revenue growth was assisted by foreign exchange tailwinds but partially offset by a price/mix decline. In North America, our sold volume and revenue decreased primarily due to lower volumes in the foodservice channel. Finally, Greater China revenue growth was driven by both the foodservice and retail channels.

As a result of the strategic actions and restructuring activities we have undertaken to simplify our organizational structure, our number of employees has decreased by 89 employees, to 1,386 employees as of September 30, 2025 from 1,475 employees as of September 30, 2024. The average number of full-time consultants increased by 12 consultants to 88 consultants for the nine months ended September 30, 2025 from 76 consultants for the nine months ended September 30, 2024.

Cost of goods sold

Cost of goods sold increased by $10.5 million, or 7.2%, to $156.4 million for the three months ended September 30, 2025, from $146.0 million for the three months ended September 30, 2024.

Cost of goods sold decreased by $2.1 million, or 0.5%, to $432.4 million for the nine months ended September 30, 2025, from $434.5 million for the nine months ended September 30, 2024.

The increase for the three months ended September 30, 2025 was primarily driven by a growth in volumes and FX headwinds, partially offset by supply chain efficiencies. The decrease for the nine months ended September 30, 2025 was primarily driven by an increase in supply chain efficiencies, especially in the Europe & International segment.

Gross profit and margin

Gross profit increased by $4.3 million, or 7.0%, to $66.3 million for the three months ended September 30, 2025, from $62.0 million for the three months ended September 30, 2024. Gross profit margin was stable at 29.8% for the three months ended September 30, 2025 compared to the three months ended September 30, 2024.

Gross profit increased by $21.4 million, or 12.3%, to $196.3 million for the nine months ended September 30, 2025, from $174.9 million for the nine months ended September 30, 2024. Gross profit margin increased by 2.5 percentage points, to 31.2% for the nine months ended September 30, 2025, from 28.7% for the nine months ended September 30, 2024.

The stability in gross margin for the three months ended September 30, 2025 was explained by improvements in supply chain efficiency in Europe & International, offset by declines due to lower volumes in North America, and negative mix impact in Greater China. For the nine months ended September 30, 2025, the increase in gross profit margin was primarily driven by improvements in supply chain efficiency, especially in the Europe & International segment.

Research and development expenses

Research and development expenses decreased by $6.3 million, or 58.4%, to $4.5 million for the three months ended September 30, 2025, from $10.9 million for the three months ended September 30, 2024 and decreased as a share of revenues 2.0% and 5.2%, respectively.

Research and development expenses decreased by $12.9 million, or 48.8%, to $13.5 million for the nine months ended September 30, 2025, from $26.4 million for the nine months ended September 30, 2024 and decreased as a share of revenues 2.2% and 4.3%, respectively.

The decrease for the three and nine months ended September 30, 2025 was mainly driven by expenses in the prior year period related to a new product launch issue in the North America segment.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $4.6 million, or 5.8%, to $75.1 million for the three months ended September 30, 2025 compared to $79.7 million for the three months ended September 30, 2024 and decreased as a share of revenue to 33.7% from 38.3%, respectively. The decrease was primarily due to the continued cost savings initiatives, which were partially offset by foreign exchange headwinds. Customer distribution expense increased as a share of revenue to 6.4% from 6.1%.

Selling, general and administrative expenses decreased by $6.0 million, or 2.5%, to $236.8 million for the nine months ended September 30, 2025 compared to $242.7 million for the nine months ended September 30, 2024 and decreased as a share of revenue to 37.7% from 39.8%, respectively. The decrease was primarily due to the various cost restructuring activities implemented since early 2023, which were partially offset by foreign exchange headwinds. Customer distribution expense increased as a share of revenue to 6.5% from 6.2%.

Other operating income and (expenses), net

Other operating income and (expenses), net for the three months ended September 30, 2025 was an expense of $3.6 million comprised primarily of $3.5 million in costs for our strategic review of our Greater China segment. Other operating income and (expenses), net for the three months ended September 30, 2024 was an expense of $0.4 million.

Other operating income and (expenses), net for the nine months ended September 30, 2025 was an expense of $3.7 million comprised primarily of $4.9 million in costs for our strategic of our Greater China segment, offset by mainly $0.8 million in reversal of other exit costs related to the closure of the production facility in Singapore. Other operating income and (expenses), net for the nine months ended September 30, 2024 was an expense of $2.2 million comprised primarily of impacts related to the discontinued construction of our production facilities in Peterborough, UK, and Dallas-Fort Worth, Texas.

Finance income and (expenses), net

Finance income and (expenses), net for the three months ended September 30, 2025 was an expense of $47.6 million comprised primarily of fair value losses on Convertible Notes of $32.2 million and net interest expenses of $15.2 million. The finance income and (expenses), net for the three months ended September 30, 2024 was an expense of $4.3 million comprised primarily of net interest expenses of $13.3 million, offset by fair value gains on Convertible Notes of $5.3 million and net foreign exchange gain of $4.5 million.

Finance income and (expenses), net for the nine months ended September 30, 2025 was an expense of $70.1 million comprised primarily of net interest expenses of $43.7 million, fair value losses on Convertible Notes of $18.7 million, and net foreign exchange loss of $5.0 million. The finance income and (expenses), net for the nine months ended September 30, 2024 was an expense of $11.3 million comprised primarily of net interest expenses of $38.6 million and other financial expenses of $5.9 million, offset by fair value gains on Convertible Notes of $28.3 million and net foreign exchange gain of $6.1 million.

Income tax expense

Income tax expense decreased to $0.9 million for the three months ended September 30, 2025 compared to $1.4 million for the three months ended September 30, 2024. The effective tax rates for the three months ended September 30, 2025 was 1.4%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for the three months ended September 30, 2024 was 4.2%, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate.

Income tax expense increased to $6.2 million for the nine months ended September 30, 2025 compared to $3.2 million for the nine months ended September 30, 2024. The effective tax rates for the nine months ended September 30, 2025 was 4.8%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for the nine months ended September 30, 2024 was 3.0%, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2025 to be approximately $20 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Our recent decisions to discontinue construction at the production facility in China (Asia III), and close the production facility in Singapore, have impacted our projected capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the risk factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of September 30, 2025, we had cash and cash equivalents of $58.9 million. Our cash and cash equivalents consist of cash in bank accounts.

In addition to the above, we had access to $224.0 million in undrawn bank facilities as of September 30, 2025.

Sustainable Revolving Credit Facility and Term Loan B Credit Facility

On April 18, 2023, the Company’s existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Prior Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with a floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the SRCF Agreement by way of the Prior Intercreditor Agreement. As of September 30, 2025, we had $130.1 million, including accrued interest, outstanding under the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes (as defined below). The Prior Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

On February 14, 2024, the SRCF Agreement and the TLB Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the SRCF Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to our production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the SRCF Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the TLB Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended SRCF Agreement and TLB Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on December 31, 2026, and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended SRCF Agreement is 30%.

On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended SRCF Agreement and TLB Credit Agreement impose limitations on drawdowns under the SRCF Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i) less than $0, $0 may be drawn; and

(ii) equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, and (iv) a distribution incurrence test which applies in respect of certain distributions by the Company to its shareholders.

Super Senior Revolving Credit Facility

On September 30, 2025, the Company entered into a SEK 750 million super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”). The SRCF Agreement was cancelled, terminated, and replaced by the SSRCF on October 3, 2025. The material terms of the SSRCF reflect, among other things, the following differences compared to the SRCF Agreement: (i) a committed tenor of two years and six months, with a 15 months’ uncommitted extension option, (ii) removal of EBITDA based draw-stop limitations, annual clean down requirement and minimum “Europe & International” EBITDA financial covenant, (iii) minimum liquidity financial covenant is reset and tested quarterly instead of continuously and ceases to apply following the third quarter of 2027, (iv) minimum EBITDA financial covenant ceases to apply following the third quarter of 2027 and (v) total net leverage ratio financial covenant applies beginning in the third quarter of 2027. The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions.

Security and Intercreditor Arrangements for Super Senior Revolving Credit Facility and Nordic Bonds

The debt under the Nordic Bonds and the SSRCF share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

The Company’s Convertible Notes (as defined below) are also subject to the New Intercreditor Agreement, on terms substantially similar to those that applied under the Prior Intercreditor Agreement.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. On February 18, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, we, in accordance with the Swedish Terms, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into the Prior Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting our ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable terms of the Convertible Notes).

On October 3, 2025, we completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025, and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis effective January 11, 2023.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 14, 2024.

On February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 11, 2025.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of September 30, 2025, the Group had no utilized loan amounts under the amended CMB Credit Facility.

As of September 30, 2025, we had €0.3 million (equivalent of $0.4 million) outstanding under the EIF Facility, including accrued interest. On October 3, 2025, the EIF Facility was prepaid in full.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

(Unaudited)	Nine months ended September 30,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(17,359)	(104,192)
Net cash flows used in investing activities	(12,986)	(3,743)
Cash flows used in financing activities	(12,284)	(24,223)

Net cash used in operating activities

Net cash flows used in operating activities decreased by $86.8 million, to $17.4 million for the nine months ended September 30, 2025 from $104.2 million for the nine months ended September 30, 2024, which was primarily driven by improved operating result and improvements in net working capital.

Net cash used in investing activities

Net cash flows used in investing activities increased by $9.2 million, to an outflow of $13.0 million for the nine months ended September 30, 2025 compared to an outflow of $3.7 million for the nine months ended September 30, 2024. During the nine months ended September 30, 2025 our investments in property, plant and equipment amounted to $12.1 million. For the nine months ended September 30, 2024 our investments in property plant and equipment amounted to $27.5 million which was offset by proceeds from sale of property, plant and equipment of $24.4 million related to sold assets due to the discontinued construction of our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

Net cash used in financing activities

Net cash flows used in financing activities decreased by $11.9 million, to an outflow of $12.3 million for the nine months ended September 30, 2025 from an outflow of $24.2 million for the nine months ended September 30, 2024, which was primarily driven by lower repayment of lease liabilities in 2025.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 25 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications.

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility, discontinued construction of production facilities, expenses related to a new product launch issue and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;
•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduced cash available to us;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Loss for the period	(65,404)	(34,630)	(133,881)	(110,915)
Income tax expense	923	1,389	6,188	3,194
Finance (income) and expenses, net	47,557	4,284	70,062	11,272
Depreciation and amortization expense	12,260	12,713	35,735	38,034
EBITDA	(4,664)	(16,244)	(21,896)	(58,415)
Share-based compensation expense	3,080	3,301	10,125	10,095
Restructuring costs(1)	1,050	940	3,275	4,575
Strategic review of Greater China business(2)	3,533	—	4,911	—
Closure of production facility(3)	—	—	(846)	—
Discontinued construction of production facilities(4)	—	—	—	1,762
New product launch issue(5)	—	6,888	—	12,565
Non-controlling interests	117	70	253	172
Adjusted EBITDA	3,116	(5,045)	(4,178)	(29,246)

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment.

(3)Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

(5)Expenses related to a new product launch issue.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three and nine months ended September 30, 2025

(Unaudited)	Three months ended September 30,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	123,267	109,853	123,267	6,814	116,453	12.2%	6.0%	8.4%	-2.4%
North America	62,096	69,073	62,096	—	62,096	-10.1%	-10.1%	-12.8%	2.7%
Greater China	37,433	29,074	37,433	15	37,418	28.8%	28.7%	32.2%	-3.5%
Total revenue	222,796	208,000	222,796	6,829	215,967	7.1%	3.8%	6.6%	-2.8%

(Unaudited)	Nine months ended September 30,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	349,125	325,801	349,125	10,920	338,205	7.2%	3.8%	7.2%	-3.4%
North America	185,167	203,859	185,167	—	185,167	-9.2%	-9.2%	-10.4%	1.2%
Greater China	94,388	79,690	94,388	(202)	94,590	18.4%	18.7%	32.4%	-13.7%
Total revenue	628,680	609,350	628,680	10,718	617,962	3.2%	1.4%	6.2%	-4.8%

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Net cash flows used in operating activities	(2,354)	(18,179)	(17,359)	(104,192)
Capital expenditures	(3,076)	(8,502)	(13,775)	(28,922)
Free Cash Flow	(5,430)	(26,681)	(31,134)	(133,114)

Free cash flow was an outflow of $31.1 million for the nine months ended September 30, 2025 compared to an outflow of $133.1 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities and lower capital expenditures.

Segment Information

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	123,267	62,096	37,433	—	—	222,796
Intersegment revenue	130	—	—	—	(130)	—
Total segment revenue	123,397	62,096	37,433	—	(130)	222,796
Adjusted EBITDA	21,876	(1,270)	1,586	(19,076)	—	3,116
Share-based compensation expense	(504)	(318)	(494)	(1,764)	—	(3,080)
Restructuring costs(1)	(239)	(298)	—	(513)	—	(1,050)
Strategic review of Greater China business(2)	—	—	(3,533)	—	—	(3,533)
Non-controlling interests	—	—	(117)	—	—	(117)
EBITDA	21,133	(1,886)	(2,558)	(21,353)	—	(4,664)
Finance income and (expenses), net	—	—	—	—	—	(47,557)
Depreciation and amortization	—	—	—	—	—	(12,260)
Loss before tax	—	—	—	—	—	(64,481)

Three months ended September 30, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	109,853	69,073	29,074	—	—	208,000
Intersegment revenue	1,325	—	—	—	(1,325)	—
Total segment revenue	111,178	69,073	29,074	—	(1,325)	208,000
Adjusted EBITDA	12,414	3,271	1,622	(22,352)	—	(5,045)
Share-based compensation expense	(800)	(141)	(411)	(1,949)	—	(3,301)
Restructuring costs(1)	(35)	(97)	—	(808)	—	(940)
New product launch issue(5)	—	(6,888)	—	—	—	(6,888)
Non-controlling interests	—	—	(70)	—	—	(70)
EBITDA	11,579	(3,855)	1,141	(25,109)	—	(16,244)
Finance income and (expenses), net	—	—	—	—	—	(4,284)
Depreciation and amortization	—	—	—	—	—	(12,713)
Loss before tax	—	—	—	—	—	(33,241)

Nine months ended September 30, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	349,125	185,167	94,388	—	—	628,680
Intersegment revenue	1,274	—	—	—	(1,274)	—
Total segment revenue	350,399	185,167	94,388	—	(1,274)	628,680
Adjusted EBITDA	61,673	(2,510)	2,568	(65,909)	—	(4,178)
Share-based compensation expense	(1,487)	(1,004)	(1,217)	(6,417)	—	(10,125)
Restructuring costs(1)	(710)	(1,551)	(42)	(972)	—	(3,275)
Strategic review of Greater China business(2)	—	—	(4,911)	—	—	(4,911)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(253)	—	—	(253)
EBITDA	60,322	(5,065)	(3,855)	(73,298)	—	(21,896)
Finance income and (expenses), net	—	—	—	—	—	(70,062)
Depreciation and amortization	—	—	—	—	—	(35,735)
Loss before tax	—	—	—	—	—	(127,693)

Nine months ended September 30, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	325,801	203,859	79,690	—	—	609,350
Intersegment revenue	5,103	—	—	—	(5,103)	—
Total segment revenue	330,904	203,859	79,690	—	(5,103)	609,350
Adjusted EBITDA	39,548	4,049	(2,234)	(70,609)	—	(29,246)
Share-based compensation expense	(1,679)	886	(1,590)	(7,712)	—	(10,095)
Restructuring costs(1)	(890)	(866)	(1,940)	(879)	—	(4,575)
Discontinued construction of production facilities(4)	(2,923)	1,161	—	—	—	(1,762)
New product launch issue(5)	—	(12,565)	—	—	—	(12,565)
Non-controlling interests	—	—	(172)	—	—	(172)
EBITDA	34,056	(7,335)	(5,936)	(79,200)	—	(58,415)
Finance income and (expenses), net	—	—	—	—	—	(11,272)
Depreciation and amortization	—	—	—	—	—	(38,034)
Loss before tax	—	—	—	—	—	(107,721)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

(4) Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

(5) Expenses related to a new product launch issue.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2024 Annual Report and the notes to the audited financial statements in our 2024 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2024 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2024 included in our 2024 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Part I, Item 3.D. “Risk Factors”of our 2024 Annual Report and Part II, Item 1A of our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on June 23, 2025 other than as noted below. Certain of the following additional or amended risk factors have been included for the sake of completeness to align with the risk factors that accompanied our issuance of the Nordic Bonds. Capitalized terms in this Item 1A not defined herein shall have the meaning assigned to them in the 2024 Annual Report.

The Strategic Review of our China Business may not be successful

As previously disclosed, we have initiated a strategic review of our Greater China business. The review will consider a broad range of strategic options to enhance shareholder value, including a potential carve-out of the Greater China segment. There is no guarantee that this strategic review will be successful or will yield results that enhance shareholder value. The strategic review will continue to take time and the attention of management, and may take longer than expected. There are no assurances that the process will result in any transaction or strategic change. If the strategic review is not successful, this will likely have a negative result on our business, results of operations and financial condition.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs

In March and April 2023, we issued $300.0 million in aggregate principal amount of Original Convertible Notes in private offerings, of which $200.1 million were Swedish Notes and $99.9 million were U.S. Notes. In May 2023, we issued an additional $35.0 million in aggregate principal amount of HH Notes in a private offering. In addition, in April 2023, we incurred $130.0 million of indebtedness under the TLB Credit Agreement. We also amended and restated our existing SRCF Agreement documenting commitments of SEK 2,100.0 million (equivalent to $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500.0 million (equivalent to $45.7 million). On September 30, 2025, we issued the Nordic Bonds with an initial issue amount of SEK 1,700 million and entered into the SEK 750 million SSRCF. On October 3, 2025, we prepaid the TLB Credit Agreement in full, cancelled, terminated, and replaced the SRCF Agreement, and repurchased and cancelled an aggregate amount of $42.9 million U.S. Notes.

Our current indebtedness and any future additional indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flows or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flows from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less-leveraged competitors and increase our vulnerability to the impact of adverse economic and industry conditions.

We may from time to time seek to retire or purchase our outstanding debt, including the Convertible Notes, through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, any such purchases or exchanges may result in us acquiring and retiring a substantial amount of such indebtedness, which could impact the trading liquidity of such indebtedness.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition

The terms and conditions of the Nordic Bonds and the SSRCF contain certain covenants, including negative covenants such as restrictions on indebtedness, liens, investments, acquisitions and asset disposals and maintenance financial covenants in the form of minimum EBITDA, minimum liquidity, tangible solvency ratio and total net leverage ratio covenants (in the SSRCF) and a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods (in the Nordic Bonds). These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in such debt agreements, and such breach is not remedied within any applicable remedy period (if any) or otherwise waived, our creditors may accelerate the relevant indebtedness and require us to repay and/or redeem, as applicable, the indebtedness immediately, even in the absence of a payment default, and enforce security. If any financial covenant breach is cured by way of issuance of additional equity, our existing shareholders’ ownership may be materially diluted. These credit agreements include customary cross default provisions, pursuant to which a default under one of the agreements may trigger a default also under the other, effectively enabling both groups of creditors to accelerate the relevant indebtedness and require us to repay the indebtedness immediately, even in the absence of a payment default, and enforce security.

In addition, the indentures and terms and conditions governing the Convertible Notes contain covenants limiting our ability to incur additional debt other than certain debt permitted under the terms and conditions of the Nordic Bonds (without giving effect to any future amendment thereof), issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable indenture or terms and conditions governing the Convertible Notes).

Any default under any of the covenants in our debt agreements may have a material adverse effect on our financial condition, our results of operations, our ability to meet our obligations, and the market value of our ADSs.

We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADS

We have never declared or paid any cash dividends on our ADSs and do not anticipate declaring or paying any cash dividends on our ADSs in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants in our current indebtedness and any future indebtedness we or our subsidiaries may incur. Therefore, any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”.

Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities

The interest rate on the Convertible Notes is fixed at 9.25% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2023. While we have an option to pay interest in cash or in-kind, restrictions under the terms and conditions of the Nordic Bonds and SSRCF prevent us from paying interest in cash for so long as those facilities are outstanding. As a result, we expect to pay interest in kind for the foreseeable future.

Pursuant to the terms of the Indenture governing the Original U.S. Notes and the Swedish Terms, the conversion price of the Convertible Notes (other than the HH Notes) was adjusted from $2.41 to $1.81 on March 23, 2024. On February 18, 2025, we completed the ADS Ratio Change. As a result of the ADS Ratio Change, the conversion price of the U.S. Notes (other than the HH Notes) was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes (other than the HH Notes) was further adjusted on March 23, 2025 to $27.20 pursuant to the terms of the Indenture governing the U.S. Notes.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the Original U.S. Notes and the HH Notes, we, in accordance with the Swedish Terms, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS.

The conversion price of the Swedish Notes was adjusted on March 23, 2025 to $1.36 pursuant to the Swedish Terms.

Pursuant to the terms of the Indenture governing the HH Notes, the conversion price of the HH Notes was adjusted from $2.52 to $1.89 on March 23, 2024. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. Such conversion price was further adjusted on March 23, 2025 to $28.20 pursuant to the terms of the Indenture governing the HH Notes.

The conversion price adjustments under the Original U.S. Notes and the HH Notes, as well as the adjusted definition of “Daily VWAP” under the Swedish Terms, resulting from the ADS Ratio Change ensure the consideration received upon conversion of the Convertible Notes remains economically equivalent as immediately prior to the ADS Ratio Change.

The conversion rate will be subject to adjustment for certain customary events or distributions and is also subject to adjustment in the event that we conduct an offering of our equity or equity-linked securities at a discount of more than 5% to the trading price of our ADSs.

The conversion of the Convertible Notes at the election of their holders or, if certain conditions are met, at our election would result in the issuance of ordinary shares and ADSs, including pursuant to the payment of “payment-in-kind” interest and the foregoing adjustments that could have a material adverse effect on the value of our outstanding ordinary shares and ADSs. In addition, in the event that we are entitled to require the conversion of the Convertible Notes, we are also required to pay an amount equal to the amount of additional interest that would accrue under the Convertible Notes through their maturity.

Interest rate risk

Interest rate risk is the risk that our current and future net interest deteriorates due to adverse changes in interest rates. The market interest rate may be subject to significant fluctuations. The degree to which such interest rates may vary is uncertain and presents a risk to our financial position. The Nordic Bonds and the SSRCF have a floating interest rate based on 3m STIBOR (or equivalent reference rate for loans under the SSRCF denominated in other currencies). Accordingly, an increase in STIBOR (or other relevant reference rate) would increase our future interest payments, adversely affecting our financial position. Such increase would lead to a decrease in our cash flow for other purposes such as investments, acquisitions and other business purposes and put pressure on our liquidity, which may affect our financial position and ability to meet our payment obligations under our indebtedness.

To manage interest rate exposure, we may enter into interest derivative contracts. However, it is possible that any such future hedging arrangements will not render us sufficient protection against adverse effects of interest rate fluctuations. Moreover, the success of any hedging activity is highly dependent on the accuracy of our assumptions and forecasts. All erroneous estimations that affect such assumptions and forecasts could have a negative effect on our operations, financial position, earnings and results.

Currency risk

Since we operate in various countries, a large portion of our expenses and a portion of our sales are in currencies other than SEK, primarily USD and EUR but further including GBP and CNY. Our costs and the corresponding sales may be denominated in different currencies, and our results of operations may consequently be impacted by currency exchange rate fluctuations. We present our financial statements in USD. As a result, we translate the assets, liabilities, revenue and expenses of all of our operations with functional currencies other than USD into USD at then-applicable exchange rates. Consequently, increases or decreases in the value of the USD currency may affect the value of these items with respect to our non-USD businesses in our consolidated financial statements, even if their values have not changed in their original currency. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of the our assets, liabilities and equity. We have currently not entered into any hedging arrangements in respect of currency fluctuations for such translation risks.

Our future currency hedging arrangements or the direction of a future currency hedging policy is uncertain and to the extent currency exposure is not covered by hedging or any hedging is insufficient to cover future fluctuations in currency, we may be subject to considerable losses which may have a significant impact on our profitability.

Liquidity risk

Our ability to make scheduled payments on the principal of, to pay interest on, or to refinance our indebtedness will depend in part on our cash flows from operations, which depend upon the success of its products as well as regulatory, economic, financial, competitive, and other factors. We may not generate a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, obtain additional financing, or obtain additional equity capital on terms that may be onerous or highly dilutive. Furthermore, if our liquidity sources prove to be insufficient, restrictions in accordance with the terms and conditions of the Nordic Bonds and our financing agreement relating to incurring new financial indebtedness, may affect our ability to remedy potential liquidity insufficiencies. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all. As the terms and conditions of the Nordic Bonds and financing agreements further include limitations in respect of granting security, it may be difficult for us to attract such financing on competitive market terms or at all. Thus, there is a risk that our liquidity sources prove to be insufficient or that additional liquidity sources in the form of financial indebtedness cannot be obtained, which could have a materially adverse effect on the possibility to meet current and/or future liabilities entailing, for instance, costs for obtaining additional financing on short notice, claims from creditors due to defaults, and, ultimately, a risk for bankruptcy proceedings relating to entities within the Group.

We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits. If financial institutions where we hold deposits were to fail, we could be exposed to a potential loss of deposits, and our ability to raise capital may be impacted by these events

The Company maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. In addition, weakness and volatility in capital markets caused by any bank failures in the future, which could adversely affect our ability to access capital on favorable terms in the future, or at all. Any inability to access funds we have deposited at financial institutions or any inability to raise capital when we require it could adversely affect our business, financial position and results of operations and our ability to meet our payment obligations under our indebtedness.

Consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability

Supermarkets, grocers and other retailers in North America, the EU and Asia continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business or put pressure on our company to lower our prices, which could negatively impact our margins, financial condition and results of operations. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business, financial condition and results of operations.

In the year ended December 31, 2024, one customer in the foodservice channel accounted for approximately 10% of our total revenue. Our five largest customers accounted for approximately 28% of our total revenue for the year ended December 31, 2024. The loss of any large customer, the significant reduction of purchasing levels or prices paid for our products, the cancellation of any business from a large customer for an extended length of time or volatility in forecasting or purchasing could negatively impact our sales and profitability, as well as expose us to credit risks.

Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial condition and results of operations may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Any of the foregoing risks as a result of consolidation of our retail customers could have a material adverse effect on our business, financial condition and results of operations.

Volatile, negative or uncertain macro-economic or geopolitical conditions may negatively affect the Group’s operations and financial performance

Deterioration in the global macro-economic and geopolitical environment, including political instability, increased nationalist and protectionist behavior of governments, terrorist activities, military conflict and war, social unrest, natural disasters, extreme weather events, power outages and high energy costs, communications and other infrastructure failures, pandemics and other global health risks, could have a material adverse impact on the global economy, and our business, net assets, financial condition and operational results. For example, the outbreak of the Covid-19 pandemic, the war in Ukraine and events in Gaza and the trade conflict and tensions between the United States and China, have or in recent years have had, a direct and material impact on the global economy. The sanctions imposed on Russia as well as Russian banks, companies and individuals and Russia’s countersanctions or other retaliatory measures and the heightened tensions between Russia and the rest of Europe and the United States have had, and could continue to have, a material adverse effect on the global economy, and thereby have an impact on us and our business and operational results despite the fact that we do not, and have not had, any business or operations in Russia.

In the event of financial turmoil affecting the banking system and financial markets, or in the event of additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency, and equity markets. In addition, a recession in Western or global markets could have a significant impact on our business, including potential restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. If third parties on which we rely for equipment and services, including but not limited to suppliers and logistics providers, are unable to overcome financial difficulties resulting from a deterioration of global economic conditions or if our counterparties’ credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

In particular, economic and political factors may adversely affect customer confidence, disposable income and spending, as well as other factors affecting customer climate, including temporary or permanent changes in customer habits.

Further, global conflicts could increase costs and limit availability of fuel and energy we are dependent upon to conduct our business operations. For example, the uncertainty of future relations between the United States, Ukraine and Russia (as described above), has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand.

Moreover, changes to international trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely impact the financial and economic conditions of some or all of the jurisdictions in which we operate. Any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico, the United States and the EU, or news and rumors of potential retaliatory tariffs, could have an adverse impact on our business, financial condition and results of operations. Additionally, the impact of such geopolitical tensions and the negative impact of relationships between governments in countries where we currently operate or conducts business and the United States, including pursuant to policies of the new U.S. administration, and further escalation of geopolitical tensions related to the war between Russia and Ukraine, the ongoing conflict in the Middle East or disruptions to international shipping resulting from the conflict in the Red Sea could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

The Group’s geographical footprint

We consist of 37 legal entities incorporated in 20 different jurisdictions, including the Nordics, and whereas the majority of our revenues originate from subsidiaries in the United States, the United Kingdom, Germany, China and Sweden, our operations are subject to risks inherent in international business operations, including, but not limited to, general economic conditions in each country in which we operate, overlapping differing tax structures, problems related to management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of local laws and regulations, and longer accounts receivable payment cycles in certain countries as well as the generally prevailing global economic climate, including factors such as, inter alia, inflation, levels of employment, real disposable income, salaries, wage rates (including any increase as a result of payroll cost inflation or governmental action to increase minimum wages or contributions to pension provisions), and interest rates. If any of these risks or factors materializes, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: October 29, 2025	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer